                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  ------------

                                 SCHEDULE 13G/A

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 2)(1)

                                 S1 Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   814279 10 5
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [X] Rule 13d-1(d)


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP NO. 814279 10 5              13G/A NO. 2                       PAGE 2 OF 7


1.      NAME OF REPORTING PERSON:  Intuit Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  770034661

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]

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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware corporation

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 NUMBER OF      5.  SOLE VOTING POWER:
                       -0-
  SHARES
                ----------------------------------------------------------------
BENEFICIALLY
                6.  SHARED VOTING POWER:
  OWNED BY             489,313(1) (see Item 4)
                ----------------------------------------------------------------
   EACH
                7.  SOLE DISPOSITIVE POWER:
REPORTING              -0-
                ----------------------------------------------------------------
PERSON WITH     8.  SHARED DISPOSITIVE POWER:
                       489,313(1) (see Item 4)

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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             489,313(1)

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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
               Less than 1% (based on 60,758,733 shares outstanding on November 8, 2001)

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12.  TYPE OF REPORTING PERSON*
               CO
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(1) Shared only by virtue of the fact that Intuit Ventures Inc. ("IVI"), the record holder of the shares, is a wholly owned subsidiary of Intuit Inc. ("Intuit"). Intuit disclaims beneficial ownership of the shares under Rule 13d-3.

CUSIP NO. 814279 10 5              13G/A NO. 2                       PAGE 3 OF 7


1.      NAME OF REPORTING PERSON:  Intuit Ventures Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 99-3346525

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]

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3. SEC USE ONLY


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4. CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware corporation

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 NUMBER OF      5.  SOLE VOTING POWER:
                       -0-
  SHARES
                ----------------------------------------------------------------
BENEFICIALLY
                6.  SHARED VOTING POWER:
  OWNED BY             489,313(2) (see Item 4)
                ----------------------------------------------------------------
   EACH
                7.  SOLE DISPOSITIVE POWER:
REPORTING              -0-
                ----------------------------------------------------------------
PERSON WITH     8.  SHARED DISPOSITIVE POWER:
                       489,313(2) (see Item 4)

                ----------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             489,313(2)

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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
               Less than 1% (based on 60,758,733 shares outstanding on November 8, 2001)

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12.  TYPE OF REPORTING PERSON*
               CO

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(2) Shared only by virtue of the fact that IVI is a wholly owned subsidiary of Intuit.

CUSIP NO. 814279 10 5              13G/A NO. 2                       PAGE 4 OF 7


ITEM 1(a).       NAME OF ISSUER:
                 S1 Corporation

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL
                 EXECUTIVE OFFICES:
                 3390 Peachtree Road, Suite 1700
                 Atlanta, Georgia 30326

ITEM 2(a).       NAME OF PERSON FILING:
                 (i)  Intuit Inc.
                 (ii) Intuit Ventures Inc.

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS
                 OFFICE, OR IF NONE, RESIDENCE:
                 (i)  2535 Garcia Avenue
                 Mountain View, California  94043
                 (ii) 1285 Financial Boulevard
                 Reno, NV 89502-7103

ITEM 2(c).       CITIZENSHIP:
                 (i)  (a Delaware Corporation)
                 (ii) (a Delaware Corporation)

ITEM 2(d).       TITLE OF CLASS OF SECURITIES:
                 Common Stock

ITEM 2(e).       CUSIP NUMBER:
                 814279 10 5  (Security First/S1)

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.
      (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
      (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
      (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
      (f) [ ] An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F).
      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) [ ] A church plan that is excluded from the definition of an investment company under Section
               3(c)(14) of the Investment Company Act.
      (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4. OWNERSHIP

        (a) Amount beneficially owned: 489,313. Intuit has contributed to IVI all 489,313 shares of the Common Stock of S1 Corporation previously beneficially owned by Intuit. This transfer was effected in conjunction with other contributions to IVI of equity securities in Intuit's investment portfolio. Intuit owns 100% of the issued and outstanding capital stock of IVI.

        (b) Percent of class: Less than 1% (based on 60,758,733 shares outstanding on 11/8/01)

CUSIP NO. 814279 10 5              13G/A NO. 2                       PAGE 5 OF 7

        (c) Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote:  -0-

               (ii) Shared power to vote or to direct the vote: 489,313. Shared only by virtue of the fact that IVI, the record holder of the shares, is a wholly owned subsidiary of Intuit. Intuit disclaims beneficial ownership of the shares under Rule 13d-3.

               (iii)  Sole power to dispose or to direct the disposition:  -0-


               (iv)   Shared power to dispose or to direct the disposition of:
                      489,313. Shared only by virtue of the fact that IVI, the record holder of the shares, is a wholly owned subsidiary of Intuit. Intuit disclaims beneficial ownership of the shares under Rule 13d-3.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.


ITEM 10. CERTIFICATION.

        Not applicable.

CUSIP NO. 814279 10 5              13G/A NO. 2                       PAGE 6 OF 7

                                   SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2002.

                                            Intuit Inc.


                                            /s/ Greg J. Santora
                                            ----------------------------------
                                            Greg J. Santora
                                            Senior Vice President and
                                            Chief Financial Officer


                                            Intuit Ventures Inc.
                                            /s/ Barry Simcoe
                                            ------------------------------------
                                            Barry Simcoe
                                            President

CUSIP NO. 814279 10 5              13G/A NO. 2                       PAGE 7 OF 7


                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement.

        IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 8, 2002.

                                            Intuit Inc.


                                            /s/ Greg J. Santora
                                            ------------------------------------
                                            Greg J. Santora
                                            Senior Vice President and
                                            Chief Financial Officer

                                            Intuit Ventures Inc.

                                            /s/ Barry Simcoe
                                            ------------------------------------
                                            Barry Simcoe
                                            President